Exhibit 99(d)(15)(c)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN
TRANSAMERICA ASSET MANAGEMENT, INC. AND
MORGAN STANLEY INVESTMENT MANAGEMENT INC.

THIS AMENDMENT is made as of May 1, 2010 to the Sub-Advisory Agreement dated May 1, 2002, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and Morgan Stanley Investment Management Inc. (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

4.

Schedule A. Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

5.

Schedule B. Schedule B to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule B and all references in the Agreement to Schedule B shall be deemed to refer to the attached Schedule B.

In all other respects, the Sub-Advisory Agreement dated May 1, 2002, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of May 1, 2010.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples

Title:	Senior Vice President

Date:	5/1/2010

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

By:	/s/ Randy Takian

Name:	Randy Takian

Title:	Managing Director

Date:	May 1, 2010

SUB-ADVISORY AGREEMENT
SCHEDULE A

as of May 1, 2010

Transamerica Morgan Stanley Active International Allocation VP
Transamerica Multi Managed Large Cap Core VP

SUB-ADVISORY AGREEMENT
SCHEDULE B

as of May 1, 2010

Portfolio	Sub-Adviser Compensation*

Transamerica Morgan Stanley Active International Allocation VP	0.45% up to $250 million; 0.40% over $250 million up to $500 million; 0.35% over $500 million up to $1 billion; and 0.325% in excess of $1 billion

Transamerica Multi Managed Large Cap Core VP	0.30% of average daily net assets

*	As a percentage of average daily net assets on an annual basis.